SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                        (Amendment No.___________)*


                         EOTT Energy Partners, L.P.
-------------------------------------------------------------------------------
                              (Name of Issuer)

       Common Units of limited partnership interest ("Common Units")
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                294103 10 6
                          ------------------------
                               (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 7 pages

-------------------------------                       --------------------------
    CUSIP No. 294103 10 6            13G                   Page 2 of 7 Pages
-------------------------------                       --------------------------


-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Koch Pipeline Company, L.P.
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Delaware
-------------------------------------------------------------------------------
                       5    SOLE VOTING POWER
     NUMBER OF
      SHARES                 2,000,000 Common Units
   BENEFICIALLY      ----------------------------------------------------------
     OWNED BY          6    SHARED VOTING POWER
       EACH
     REPORTING                 -0- Shares
      PERSON         ---------------------------------------------------------
       WITH            7    SOLE DISPOSITIVE POWER

                               2,000,000 Common Units
-------------------------------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                                -0- Shares
-------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,000,000 Common Units
-------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
-------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    16.7% of the Common Units
-------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

                        PN
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 7 pages

-----------------------------                        --------------------------
  CUSIP Nos. 294103 10 6             13G                   Page 3 of 7 Pages
-----------------------------                        --------------------------


-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                         Koch Industries, Inc.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Kansas
-------------------------------------------------------------------------------
                             5    SOLE VOTING POWER

                                      2,000,000 Common Units
          NUMBER OF        ----------------------------------------------------
            SHARES           6    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                   -0- Shares
             EACH          ----------------------------------------------------
          REPORTING          7    SOLE DISPOSITIVE POWER
            PERSON
             WITH                      2,000,000 Common Units
-------------------------------------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                        -0- Shares
-------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,000,000 Common Units
-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    16.7% of the Common Units
-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

                         CO
-------------------------------------------------------------------------------


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   Page 3 of 7 pages

Item 1(a).        Name of Issuer:

                  EOTT Energy Partners, L.P.

        (b).      Address of Issuer's Principal Executive Offices:

                  1330 Post Oak Boulevard, Suite 2700, Houston, Texas   77056

Item 2(a).        Name of Persons Filing:

                  Koch Pipeline Company, L.P., a partnership organized and existing under the laws of the state of Delaware ("KPC") and Koch Industries, Inc., a corporation organized and existing under the laws of the state of Kansas ("Koch") and the indirect owner of 100% of KPC.

        (b). Address of Principal Business Office or, if none, residence of both filing persons:

                  4111 East 37th Street North, Wichita, Kansas 67220

        (c).      Citizenship of both filing persons:

                  See Item 2(a) above

       (d).       Title of Class of Securities:

                  Common Units

       (e)        CUSIP Number:

                  294103 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Item 4.  Ownership.

       (a).       Amount Beneficially Owned:

                  KPC beneficially owns 2,000,000 Common Units. In addition, KPC owns 2,000,000 subordinated Units of limited partnership interest of EOTT which are convertible into Common Units on a one-for-one basis upon the happening of certain events outside the control of either KPC or Koch. Koch, by virtue of its status as the indirect owner of 100% of KPC, may be deemed to be, for purposes of this Schedule 13G, the beneficial owner of all of the Common Units owned by KPC. However, Koch disclaims beneficial ownership as to all of the Common Units owned by KPC.



                             Page 4 of 7 pages

       (b).       Percent of Class:

                  Approximately 16.7% of the Common Units determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

       (c)        Number of shares as to which such person has:

                  (i).     Sole power to vote or to direct the vote:

                           KPC, through its officers, has the sole power to vote or to direct the vote of 2,000,000 Common Units.

                           KPC owns all 2,000,000 Common Units beneficially owned by Koch.

                  (ii).    Shared power to vote or to direct the vote:

                           None.

                  (iii). Sole power to dispose or to direct the disposition of:

                           KPC, through its officers, has the sole power to dispose or to direct the disposition of 2,000,000 Common Units.

                           KPC owns all 2,000,000 Common Units beneficially owned by Koch.

                  (iv). Shared power to dispose or to direct the disposition of:

                           None.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.




                             Page 5 of 7 pages

Item 9.  Notice of Dissolution of a Group.

                  Not applicable.

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.




                             Page 6 of 7 pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: December 10, 1998


                                   KOCH PIPELINE COMPANY, L.P.




                                  By: /s/ A. L. Botterweck
                                    -------------------------------------------
                                  Name: A.L. Botterweck
                                  Title:   President



                                  KOCH INDUSTRIES, INC.




                                  By: /s/ C. J. Nelson
                                    -------------------------------------------
                                  Name: C.J. Nelson
                                  Title:   Vice President





                             Page 7 of 7 pages